Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

November 2023

Aegon N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated November 9, 2023, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aegon N.V.
(Registrant)

Date: November 9, 2023	By	/s/ J.O. van Klinken
J.O. van Klinken
Executive Vice President and
General Counsel

November 9, 2023 Press release

Albert Benchimol to be nominated as non-executive member of the Board of Directors

Aegon will propose to its 2024 Annual General Meeting to appoint Albert Benchimol as a non-executive member of the Board of Directors for a four-year term.

Mr. Benchimol (American/Canadian/Moroccan, 1957) brings more than 40 years of experience as a senior leader in the insurance and reinsurance industry. Between 2012 and May 2023, he was president and Chief Executive Officer of AXIS Capital Holdings, a Bermuda based global specialty underwriter and provider of insurance and reinsurance solutions. Subsequently, Mr. Benchimol became advisor to the CEO and the Executive Committee at AXIS Capital Holdings, a role he will retain until the end of 2023. Before he joined AXIS Capital Holdings, Mr. Benchimol held various senior positions at PartnerRe and Reliance Group Holdings, after starting his career in banking at the Bank of Montreal. He has also served in a leadership role in a number of additional industry organizations, including Chair of the Association of Bermuda Insurers and Reinsurers and as an External Member of the Council of Lloyd’s.

“I am pleased to welcome Albert to Aegon. His long and distinguished career in the insurance sector and international experience will be invaluable to the company. I look forward to working with Albert in our Board of Directors as we continue to guide Aegon through the new chapter of the company’s transformation,” said William Connelly, Chairman of the Board of Directors.

Once elected by Aegon’s 2024 AGM, Mr. Benchimol’s appointment will be effective as of the end of the meeting. Until then, he will attend the Board of Directors meetings as an observer.

November 9, 2023 Press release

Contacts

Media relations	Investor relations
Carolien van der Giessen	Hielke Hielkema
+31(0) 61 195 3367	+31(0) 70 344 7697
Carolien.vandergiessen@aegon.com	hielke.hielkema@aegon.com

About Aegon

Aegon is an international financial services holding company. Aegon’s ambition is to build leading businesses that offer their customers investment, protection, and retirement solutions. Its portfolio of businesses includes fully owned subsidiaries in the US, UK, and a global asset manager. In addition, Aegon has partnerships in Spain & Portugal, Brazil, and China, which create value by combining strong local partners with Aegon’s international expertise. In the Netherlands, Aegon generates value via a strategic shareholding in a market leading insurance and pensions company.

Aegon’s purpose of helping people live their best lives runs through all its activities. As a leading global investor and employer, Aegon seeks to have a positive impact by addressing critical environmental and societal issues, with a focus on climate change and inclusion & diversity. Aegon is headquartered in The Hague, the Netherlands, and listed on Euronext Amsterdam and the New York Stock Exchange. More information can be found at aegon.com